

Mail Stop 3720

March 13, 2008

Mr. Randall Mays
President and Chief Financial Officer
Clear Channel Communications, Inc.
200 East Basse Road
San Antonio, Texas 78209

  Re: Clear Channel Communications, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2007
    Filed February 14, 2008
    File No. 1-9645

Dear Mr. Mays:

   We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Critical Accounting Estimate, page 56

1.   We note that your discussion regarding goodwill and indefinite lived intangible assets does not address the quantitative value of your assumptions and their sensitivity to change. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material impact on your financial condition or results of operations. Revise your disclosures to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Please provide us with your proposed disclosures.

        For additional guidance, refer to Item 303 of Regulation S-K as well as Part Five of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Note H – Financial Instruments, page 81

Interest Rate Swaps, page 82

2.   We note that you have $1.1 billion of interest rate swaps as of December 31, 2007. You also state that the terms of the underlying debt and the interest rate swap agreements coincide; therefore the hedge qualifies for the short-cut method defined in SFAS 133. In this regard, tell us in detail how you considered paragraph 68 of SFAS 133 in determining that you met the condition to apply the short-cut method. Your response should include the terms of your debt and the interest rate swaps agreements.

Secured Forward Exchange Contracts, page 82

3.   It appears that you offset the change in the fair value of your ten-year secured forward exchange contracts by recording your investment in American Tower Corporation shares as trading securities. Tell us your basis in the accounting literature for recording these shares as trading securities. At a minimum, you should provide us with your detailed analysis of paragraph 12 of SFAS 115. Also tell us the period of time you plan to hold the American Tower shares and if this period coincides with the ten-year term of your secured forward exchange contracts. If not, tell us why you entered into contracts with a length of ten years.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your letter in EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director